



ธนาคารกสิกรไทย
KASIKORNBANK

Adit Laixuthai Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.141/2010

SUPPL

October 1, 2010



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Oct 1, 10





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Ref. CS. 140/2010

September 30, 2010

To : The President
The Stock Exchange of Thailand

Subject : Rights of Shareholders to Propose AGM Agenda and Qualified Candidate to be Nominated as the Bank's Director

KASIKORNBANK PUBLIC COMPANY LIMITED is pleased to announce that, in adherence to the good corporate governance practices, the Bank will offer the shareholders the rights to propose matter to be included as an agenda, as well as propose qualified candidate to be nominated as the Bank's director ahead of the General Meeting of Shareholders for the year 2011, during October 1 - 31, 2010. The detailed guidelines and procedures have been disclosed on the Bank's website "http://www.kasikornbank.com" under Investor page, General Meeting of Shareholders.

Please be informed accordingly.

Yours sincerely,
KASIKORNBANK PCL



(Ms. Tida Samalapa)
Corporate Secretary

Shareholder Relationship Management Unit
Office of Corporate Secretary
Tel. 0 2470 2663-7